 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Form 6-K (other than the third, fourth and fifth paragraphs of exhibit 99.1) is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327) and on March 25, 2025 (File No. 333-286082), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

RedHill Biopharma Ltd. (“RedHill” or the “Company”) today announced that it has entered into definitive agreements with Cumberland Pharmaceuticals Inc. (Nasdaq: CPIX) (“Cumberland”), relating to Talicia® (omeprazole magnesium, amoxicillin and rifabutin). The transaction was effected through Talicia Holdings Inc. (“Talicia Holdings”), a recently formed subsidiary of RedHill established to hold the global rights to Talicia® and oversee its commercialization worldwide, including through partnerships.

Stock Purchase Agreement

On October 17, 2025, Talicia Holdings entered into a Stock Purchase Agreement with Cumberland. Under the agreement, Cumberland will invest $4 million, payable in two equal tranches - $2 million at closing and $2 million within 12 months, to acquire a 30% equity interest in Talicia Holdings. RedHill will retain 70% ownership. Talicia Holdings will be jointly controlled by RedHill and Cumberland under accompanying governance arrangements that provide for equal board representation and joint decision-making on key matters. In addition, under a related shareholders agreement, the transfer of shares by either RedHill or Cumberland is subject to a right of refusal by the other party, and each party is subject to non-competition and non-solicitation obligations for so long as such party owns shares in Talicia Holdings.

Co-Commercialization Agreement

Concurrently, Talicia Holdings and Cumberland entered into a five-year Exclusive Joint Commercialization Agreement for Talicia® in the United States.  Under the agreement, the parties will jointly commercialize Talicia® in the U.S., through a joint commercialization committee with equal representation and joint decision-making to oversee commercialization, pricing, contracting, sales and marketing activities related to Talicia®. Net revenues from U.S. sales of Talicia® will be shared equally between the parties. As part of the agreement, Talicia Holdings grants Cumberland an exclusive license to use Talicia Holdings’ intellectual property solely for the joint commercialization of Talicia® under the agreement, and sublicensing or co-promotion by Cumberland requires Talicia Holdings’ prior written consent.

Cumberland will deploy its national sales organization to promote Talicia® and will conduct trade operations, including handling commercialization, sales, warehousing and distribution in the U.S., in accordance with Committee-approved plans, and will fund significant commercialization activities approved by the Committee. Talicia Holdings will oversee market access, marketing, regulatory approvals, and medical affairs activities, as well as manufacturing, quality, and supply of the product, bearing the related cost of goods.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 20, 2025, entitled: “RedHill’s Talicia® Secures $4 Million Strategic Investment and U.S. Co-Commercialization Partnership Deal”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: October 20, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer